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                                                                  EXHIBIT 99.1




CONTACT:
WILLIAM ROLINSKI, PRESIDENT
BIG BUCK BREWERY & STEAKHOUSE, INC.
517-731-0401

SHANNON BURNS
SHANDWICK
612-841-6173


FOR IMMEDIATE RELEASE


              BIG BUCK BREWERY & STEAKHOUSE AND BASS PRO OUTDOOR WORLD
                           TEAM UP TO ENTER DALLAS MARKET


GAYLORD, Mich., November 5 - Big Buck Brewery & Steakhouse, Inc. (Nasdaq:BBUC) today announced that it will open a Big Buck Brewery & Steakhouse in Grapevine, Texas, a suburb of Dallas, in partnership with Bass Pro Shops, the nation's premier retailer of outdoor sports equipment. The new microbrewery/restaurant will be owned by Buck & Bass Limited, a joint venture of Big Buck Brewery & Steakhouse, Inc. and Bass Pro Shops, and is expected to open late in the first quarter of 1999.

Big Buck Brewery & Steakhouse will occupy 22,500 square feet of space and will include dining and bar areas seating a total of 500 guests and a microbrewery with a capacity of 15,000 barrels per year. Big Buck Brewery & Steakhouse will be connected through a central lobby to both the 190,000 square foot Bass Pro Shops Outdoor World superstore and a new 330-room Embassy Suites Outdoor World hotel and convention center.

The Big Buck restaurant, Bass Pro store and hotel complex are all designed to be a major attraction for outdoor enthusiasts. They will be located on Highway 121, the major artery between downtown Dallas and the Dallas/Ft. Worth airport, one mile from the airport's 60 million annual passengers. The 38-acre site is near Grapevine Mills, a 1.5 million square-foot value retail and entertainment-oriented megamall. An Opryland hotel and convention center, with 1,500 rooms and 350,000 square feet of convention and exhibit space, is scheduled to open in Grapevine in 2003. The $300 million Opryland complex will cover 77 acres and include many recreation and entertainment facilities, attracting visitors from around the world.

"We are pleased to be associated with Bass Pro, the leading retailer of outdoor sporting goods," said William Rolinski, president of Big Buck Brewery & Steakhouse, Inc. "This is a natural partnership between our northwoods restaurant theme and Bass Pro's retail concept. Visiting an Outdoor World store is more than just shopping; it is an entertaining experience, and we want the guests to continue the fun by coming over to Big Buck Brewery & Steakhouse.
Bass Pro expects 4.5 to 6.0 million visitors per year at this site, and we hope to attract a significant number of first-time guests from among these shoppers. Our experience at our other microbrewery/restaurants demonstrates that many of these will become repeat guests."


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"We look forward to working with Johnny Morris and the other fine people at Bass
Pro Shops in Dallas, and we are exploring the possibility of expanding this partnership to develop similar joint sites in Atlanta, Fort Lauderdale, Nashville and Charlotte. The partnership gives us the opportunity to expand much more rapidly than we would otherwise envision. By including Big Buck Brewery & Steakhouse in Bass Pro's advertising, catalogs and videotapes, we will be able to take advantage of Bass Pro's national marketing to gain broad exposure for the Big Buck name as we expand our concept beyond Michigan. Bass Pro distributes over 30 million catalogs every year to customers whose profile is very close to Big Buck Brewery & Steakhouse's customer profile."

Johnny Morris, founder of Bass Pro Shops, stated, "We are very excited about this new partnership because our customers are going to be very excited about the entire Big Buck experience. We have visited other Big Buck locations and were extremely impressed. In addition to providing great food, Big Buck offers a very exciting atmosphere that we believe our customers will really enjoy."

Big Buck Brewery & Steakhouse, Inc., based in Gaylord, Mich., develops, owns and operates microbrewery/restaurants. Currently, the company operates Big Buck Brewery & Steakhouses in Gaylord, Mich., Grand Rapids, Mich., and Auburn Hills, Mich. Big Buck Brewery & Steakhouse offers casual dining featuring a moderately priced menu and a selection of beers ranging from light golden ale to dark full-bodied stout, and sells its microbrewed beer off-site through wholesale distributors.

Bass Pro Shops is a privately held corporation specializing in catalog retail sales and outdoor- themed destination retail outlets. For more than 25 years, Bass Pro Shops has been a major retailer and manufacturer of quality fishing tackle, hunting equipment, and camping and other outdoor gear. Bass Pro Shops currently operates stores in Springfield, MO; Atlanta, GA; Chicago, IL; and Islamorada, FL. Outdoor World-Ft. Lauderdale, FL, is scheduled to open in November 1998. Plans have also been announced for Outdoor World stores in Houston, TX, Nashville, TN, Orlando, FL, and Detroit, MI. Sister company Tracker Marine is the world's largest manufacturer of aluminum and fiberglass fishing and recreational boats.

Some of the information contained in this news release is forward-looking and is subject to certain risks as described in the company's filings with the Securities and Exchange Commission, including the company's prospectus dated June 13, 1996, Form 10-KSB for the fiscal year ended December 28, 1997 and Form 10-QSB for the quarters ended March 28, 1998, and June 28,1998.